CASE FINANCIAL, INC.

7720 El Camino Real, Suite 2-E

Carlsbad Ca. 92009

Tel. 760 804 1449

Fax 760 804 1566

January 8, 2008

Mr. Jorge Bonilla

US Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Case Financial, Inc.
File No. 0-27757
Form 10KSB for the year ended September 30, 2006
Form 10-QSB for the quarters ended December 31, 2006, March 31, 2007 and June
30, 2007

Dear Mr. Bonilla,

The following is a further response to the comments provided to you regarding the above-referenced filings in your letter dated November 29, 2007.

Form 10-KSB

Financial Statements

Note 4 – Discontinued Operations, page 33

1.

We have read and considered your response to comment four included in our letter dated July 17, 2007. We note your assertion that you will not have any significant continuing involvement in the operations of the discontinued business. Using the guidance in EITF 03-13, please address the following comments:

☐

Explain how you determined that your continuing involvement in the collection of the existing loans associated with this business does not constitute significant involvement, and therefore meets the criteria in paragraph 42b of SFAS 144.

☐

Explain how you determined that the continuing cash inflows and cash outflows associated with the referenced collection activities do not constitute significant direct cash flows, and therefore meet the criteria in paragraph 42a of SFAS 144.

January 8, 2008

Case Financial, Inc.’s prior operating business was to provide pre-settlement and post-settlement litigation funding. The majority of the funding for these services was from third parties; although Case Financial had on occasion funded specific cases. The funding for these services included advancing funds to attorneys and previously, plaintiffs, to see a case to completion. The advances from third parties were non-recourse, meaning that the investment principal, success fees and interest are repaid only when the case is settled or favorably adjudicated in court. These investments were collateralized solely by the potential proceeds of the underlying litigation. The third party advances were recorded as an asset and liability in the financial statements.

In October of 2004, the Company eliminated all activities that consisted of advancing or lending of monies for specific litigation. The Company also decided not to renew its California Lender’s license and thus cannot legally conduct this type of business. The Company, as of September 30, 2005 has reported its litigation business as a discontinued operation.

Previously, all third party non-recourse advances were recorded as asset and liability. The purpose of recording an asset and liability was solely to monitor these third party advances. The Company chose to remove all assets and liabilities from third party advances from their financial statements because it is no longer directly monitoring any cases.

Finally, all remaining assets have either been assigned to the third party investors to collect directly from the attorneys that they advanced funds to, or were part of a settlement.

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in Company filings;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing adequately addresses the comments contained in your letter of November 29, 2007. Please feel free to contact us with any further comments or clarifications required at telephone number (760) 804-1449 or fax us at number (760) 804-1566.

Respectfully submitted,

/s/ Lawrence Schaffer

  Lawrence Schaffer

  President and Chief Financial Officer